Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, John J. Park, has authorized and designated Richard Buchband or Gary R. Doernhoefer, as the case may be, to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Orbitz, Inc.  The authority of Richard Buchband and Gary R. Doernhoefer under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Orbitz, Inc., unless earlier revoked in writing.  The undersigned acknowledges that neither Richard Buchband nor Gary R. Doernhoefer is assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: December 16, 2003	/s/: John J. Park
John J. Park